November 26, 2018

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549	Via EDGAR
Attn:	Lauren Nguyen
Legal Branch Chief
Office of Natural Resources

Re:	Northern Oil & Gas, Inc.
Registration Statement on Form S-3
Filed October 23, 2018
File No. 333-227945

Dear Ms. Nguyen:

On behalf of Northern Oil and Gas, Inc. (the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced filing (the “Registration Statement”), as set forth in your letter dated November 14, 2018. For convenience, the Staff’s comment is set forth herein, followed by the Company’s response.

Registration Statement on Form S-3

Explanatory Note, page 1

1.

Comment: We note that you are registering for resale 23,611,296 shares of common stock that may be issued as additional consideration to the selling shareholders under the Purchase and Sale Agreements. It appears that you do not have a completed private placement with respect to the aforementioned shares. Please provide a detailed analysis explaining why the offering of these shares is a valid secondary offering and whether you intend to rely on the guidance provided in Question 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations.

Response: We view the offering of the 23,611,296 shares (the “Earnout Shares”) that may be issued under the Purchase and Sale Agreements identified in the Registration Statement (the “Purchase and Sale Agreements”) to be a valid secondary offering in reliance on Question 116.05 of the Compliance and Disclosure Interpretations for Securities Act Forms, which provides that, in connection with a merger transaction that is exempt from registration under Section 4(a)(2) of the Act, resales of earnout shares to be issued in connection with such transaction may be registered on Form S-3 after the consummation of the merger, even though the shares have not been earned and are not outstanding at the time the registration statement is filed.

We respectfully submit that, although the acquisition transactions under the Purchase and Sale Agreements did not involve statutory mergers, the contingent nature of the Earnout Shares is substantially the same as earnout shares to be issued in connection with any acquisition transaction involving a merger. Specifically, the Company is contractually obligated under the terms of each respective Purchase and Sale Agreement to issue the Earnout Shares upon the occurrence of future events (i.e., stock price). Further, the contingent issuance of the Earnout Shares represents an essential component of the consideration received by each selling stockholder under their respective Purchase and Sale Agreement. Accordingly, the Earnout Shares have been fully paid since the respective closing, and the issuance of the Earnout Shares is now subject only to satisfaction of the applicable contingency, without any further requirement for the respective selling stockholder to provide the Company with additional consideration or for such stockholder to perform any additional act, whether to the Company’s benefit or otherwise.

In addition to the applicability of the alternative Compliance and Disclosure Interpretation discussed above, we believe that it is not appropriate to apply Question 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations to the Earnout Shares because (1) the Purchase and Sale Agreements do not involve unissued convertible securities, (2) the mechanics for determining the number of Earnout Shares to be issued was fixed upon signing of each respective Purchase and Sale Agreement rather than “at the time of conversion”, and (3) as stated by each selling stockholder in the respective Purchase and Sale Agreement, each selling stockholder is acquiring the stock consideration, which includes any Earnout Shares “solely for their own account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Company’s securities.”

If we can facilitate the Staff’s review of this letter, or if the Staff has any questions on any of the information set forth herein, please telephone me at 952-476-9800.

Sincerely,

NORTHERN OIL AND GAS, INC.

/s/ Brandon Elliott
Brandon Elliott
Chief Executive Officer